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EXHIBIT II

SECOND AMENDED AND RESTATED IRREVOCABLE
STOCKHOLDERS' VOTING AGREEMENT AND PROXY

        Second Amended and Restated Agreement made this 13th day of March, 2002, by and among Patrick G. Ryan, an individual ("PGR"), Shirley W. Ryan, an individual ("SWR"), Patrick G. Ryan, Jr., an individual ("PGR, Jr."), Robert J.W. Ryan, an individual ("RJWR"), the Corbett M.W. Ryan Living Trust dated July 13, 2001 ("CMWR"), the Patrick G. Ryan Living Trust dated July 10, 2001 (the "PGR Trust"), the Shirley W. Ryan Living Trust dated July 10, 2001 (the "SWR Trust"), the 2001 Ryan Annuity Trust dated April 20, 2001 (the "2001 Trust") and the Family GST Trust under PGR 2000 Trust dated November 22, 2000 (the "2000 Trust"). PGR, Jr., RJWR and CMWR, together with any person who may become subject to this Agreement pursuant to Section 3 or Section 4(c), are referred to herein as the "Subject Stockholders." PGR, SWR, PGR, Jr., RJWR, CMWR, the PGR Trust, the SWR Trust, the 2001 Trust and the 2000 Trust, each as holders of common stock, par value $1.00 ("Aon Common Stock"), of Aon Corporation, a Delaware corporation ("Aon"), are referred to in this Agreement collectively as the "Ryan Family Stockholders."

RECITALS:

        WHEREAS, Aon, Holdco #1, Inc., a Delaware corporation and a wholly-owned subsidiary of Aon, Holdco #2, Inc., a Delaware corporation and a wholly-owned subsidiary of Aon, Ryan Holding Corporation of Illinois, a Delaware corporation, Ryan Enterprises Corporation of Illinois, a Delaware corporation, and the Ryan Family Members are parties to that certain Agreement and Plan of Merger dated July 16, 2001 (the "Merger Agreement");

        WHEREAS, Aon has announced its intention to dividend shares of common stock (the "CSC Common Stock") of its wholly-owned subsidiary, Combined Specialty Corporation, a Delaware corporation ("CSC") to the shareholders of Aon, pursuant to which each of the Ryan Family Stockholders will become owners of CSC Common Stock;

        WHEREAS, the Ryan Family Stockholders desire that each Subject Stockholder vote all shares of Aon Common Stock which such Subject Stockholder beneficially owns and/or over which such Subject Stockholder otherwise has voting control (the "Aon Subject Shares"), in the same manner in which PGR votes all shares of Aon Common Stock which he at any time beneficially owns and, except for the Aon Subject Shares, shares of Aon Common Stock over which he otherwise has voting control (the "PGR Aon Shares");

        WHEREAS, the Ryan Family Stockholders desire that each Subject Stockholder vote all shares of CSC Common Stock which such Subject Stockholder beneficially owns and/or over which such Subject Stockholder otherwise has voting control (the "CSC Subject Shares" and with the Aon Subject Shares, the "Subject Shares"), in the same manner in which PGR votes all shares of CSC Common Stock which he at any time beneficially owns and, except for the CSC Subject Shares, shares of CSC Common Stock over which he otherwise has voting control (the "PGR CSC Shares", and with the PGR Aon Shares, the "PGR Shares");

        WHEREAS, the Ryan Family Stockholders desire that the outstanding shares of Aon Common Stock and CSC Common Stock they own (the "Ryan Family Shares") be subject to certain transfer restrictions;

        WHEREAS, the Ryan Family Members entered into an Irrevocable Stockholders' Voting Agreement and Proxy on July 16, 2001 and an Amended and Restated Irrevocable Stockholders' Voting Agreement and Proxy on February 13, 2002 (the "Prior Agreement"); and

        WHEREAS, the Ryan Family Members desire to amend and restate the Prior Agreement to make any Shares of CSC Common Stock the Ryan Family Stockholders may own subject to the provisions set forth therein;

        NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        1.    Voting of Shares and Proxy.

          (a)  (i) With respect to any and all matters submitted to Aon's stockholders for approval (whether at a meeting or by written consent in lieu of a meeting) each Subject Stockholder agrees to vote or cause to be voted the Aon Subject Shares owned or otherwise controlled by such person in the same manner in which PGR votes the PGR Aon Shares or as otherwise directed by PGR.

            (ii)  With respect to any and all matters submitted to CSC's Stockholders for approval (whether at a meeting or by written consent in lieu of a meeting) each Subject Stockholder agrees to vote or cause to be voted the CSC Subject Shares owned or otherwise controlled by such person in the same manner in which PGR votes the PGR CSC Shares or as otherwise directed by PGR.

          (b)  Each of the Subject Stockholders hereby irrevocably appoints PGR, with full power of substitution, the proxy of such Subject Stockholder to vote the Subject Shares that such Subject Stockholder is entitled to vote in accordance with the voting agreements set forth in Section 1(a) above, for and in the name, place and stead of such Subject Stockholder, at any annual, special or other meeting of the stockholders of Aon or CSC, as the case may be, and at any adjournments thereof or pursuant to any consent in lieu of a meeting, or otherwise, in respect of any matter that is properly brought before the stockholders of Aon or CSC, as the case may be, for action. Each Subject Stockholder agrees that the proxy granted pursuant to this Section 1(b) is coupled with an interest sufficient in law to support an irrevocable power.

        2.    Shares.    The Ryan Family Shares shall include any shares of Aon Common Stock or CSC Common Stock subsequently acquired by any Ryan Family Stockholder, however acquired, including stock splits and stock dividends.

        3.    Additional Subject Stockholders.

          (a)  If PGR ceases to be a trustee of the PGR Trust, the PGR Trust shall thereupon become a Subject Stockholder and the Ryan Family Shares owned or otherwise controlled by the PGR Trust shall become Subject Shares. As a Subject Stockholder, the PGR Trust shall be bound by the provisions of Sections 1(a) and 1(b) hereof.

          (b)  If neither PGR nor SWR continues to be is a trustee of the SWR Trust, the SWR Trust shall thereupon become a Subject Stockholder and the Ryan Family Shares owned or otherwise controlled by the SWR Trust shall become Subject Shares. As a Subject Stockholder, the SWR Trust shall be bound by the provisions of Sections 1(a) and 1(b) hereof.

          (c)  If SWR ceases to be a trustee of the 2001 Trust, the 2001 Trust shall thereupon become a Subject Stockholder and the Ryan Family Shares owned or otherwise controlled by the 2001 Trust shall become Subject Shares. As a Subject Stockholder, the 2001 Trust shall be bound by the provisions of Sections 1(a) and 1(b) hereof.

          (d)  If SWR ceases to be a trustee of the 2000 Trust, the 2000 Trust shall thereupon become a Subject Stockholder and the Ryan Family Shares owned or otherwise controlled by the 2000 Trust shall become Subject Shares. As a Subject Stockholder, the 2000 Trust shall be bound by the provisions of Sections 1(a) and 1(b) hereof.

          (e)  If the Ryan Family Shares owned or controlled by SWR (the "SWR Shares") cease to be owned or controlled by SWR by reason of her death, thereupon SWR Shares shall thereupon become Subject Shares and the Person (as defined in Section 4(e)(iv) below) who becomes the beneficial owner or obtains voting control of the SWR Shares (through bequest or otherwise) shall become a Subject Shareholder. Such Person, if not already a party to this Agreement, shall be required to execute a counterpart of this Agreement and shall be bound by the provisions of Section 1(a) and 1(b) hereof.

        4.    Transfers of Rights.

          (a)  A Ryan Family Stockholder may not Transfer any of its Ryan Family Shares, directly or indirectly, except upon compliance with the terms of this Section 4.

              (i)  Except as provided in Section 4(b) or (c), if any Ryan Family Stockholder desires to Transfer any of its Ryan Family Shares (such Ryan Family Stockholder being referred to herein as the "Ryan Family Transferor Member") to any Person, the Ryan Family Transferor shall promptly furnish to all other Ryan Family Stockholders, a notice (the "Notice of Transfer") of such desire to Transfer such Ryan Family Shares and (A) if a bona fide offer has been made to purchase such Ryan Family Shares, the bona fide offered price for such Ryan Family Shares proposed to be Transferred, the method of payment of such offered price, the identity of the prospective purchaser or purchasers (the "Proposed Purchaser") and all other pertinent terms and conditions of such bona fide offer or (B) if the proposed Transfer is to other than a Person making a bona fide offer to purchase the Ryan Family Shares, the Fair Market Value of the Ryan Family Shares and the identity of the proposed transferees.

            (ii)  For a period of 5 days commencing on the date of delivery of the Notice of Transfer, the Ryan Family Stockholders shall have the right to purchase all or any portion of the Ryan Family Shares proposed to be transferred on the same terms as set forth in the Notice of Transfer; provided, however, that the price for such Ryan Family Shares shall be equal to the greater of (A) the Fair Market Value of such Ryan Family Shares and (B) the price set forth in the Notice of Transfer. The specific portion of such Ryan Family Shares which each Ryan Family Stockholder shall be so entitled to purchase shall be determined on a pro rata basis in proportion to the respective Ryan Family Shares owned by each Ryan Family Stockholder desiring to purchase the Ryan Family Shares available for purchase. If any Ryan Family Stockholder desires to purchase the Ryan Family Shares, it shall give notice of such desire to the Ryan Family Transferor and the other Ryan Family Stockholders confirming such desire. If any Ryan Family Stockholder does not purchase its full pro rata share of any such Ryan Family Shares proposed to be Transferred, such unpurchased Ryan Family Shares shall be offered by the Ryan Family Transferor to the Ryan Family Stockholders subscribing to purchase Ryan Family Shares on a pro rata basis on similar terms of purchase.

            (iii)  If the Ryan Family Stockholders do not purchase, in accordance with the provisions of clause (ii) above, all of the Ryan Family Shares proposed to be Transferred by the Ryan Family Transferor, then for an additional period of 3 days commencing on the earlier of the date that (A) the Ryan Family Stockholders' right to purchase such Ryan Family Shares has expired or the Ryan Family Stockholders notify the Ryan Family Transferor in writing that the Ryan Family Stockholders have determined not to exercise such right or (B) the Ryan Family Stockholders each notify the Ryan Family Transferor in writing of their collective intent to exercise such right only with respect to a portion of such Ryan Family Shares, the Ryan Family Affiliates shall have the right to purchase all or any portion of the Ryan Family Shares not so purchased by the Ryan Family Stockholders on the same terms and conditions and at the same price at which the Ryan Family Stockholders were so entitled to purchase such Ryan Family Shares remaining for purchase. The specific portion of such Ryan Family Shares which each Ryan Family Affiliate shall be so entitled to purchase shall be determined by SWR. If any Ryan Family Affiliate desires to purchase the Ryan Family Shares, it shall give notice of such desire to the Ryan Family Transferor and the Ryan Family Stockholders confirming such desire.

            (iv)  The closing of any purchase by the Ryan Family Stockholders or any Ryan Family Affiliates (each a "Ryan Family Purchaser") of any offered Ryan Family Shares as provided in this Section 4(a) shall take place on such date as designated by such Ryan Family Purchaser occurring within 10 days after receipt by the Ryan Family Transferor of notice from such Ryan Family Purchaser of the exercise of such Ryan Family Purchaser's right to purchase hereunder. At the closing of any purchase of the Ryan Family Shares, the Ryan Family Transferor will transfer, assign and deliver, or cause to be transferred, assigned and delivered to the Ryan Family Purchaser any certificates or other evidence representing the Ryan Family Shares being purchased, duly endorsed or accompanied by transfer powers duly executed by the Ryan Family Transferor or his duly appointed legal representative or authorized agent with such signature thereon duly guaranteed. Upon the delivery of and payment for the Ryan Family Shares as contemplated in this Agreement, the Ryan Family Purchaser shall receive good title to such Ryan Family Shares free and clear of any lien, claim, equity or encumbrance of any nature whatsoever. Upon request by the Ryan Family Purchaser, the Ryan Family Transferor shall deliver an opinion of counsel, reasonably acceptable to the Ryan Family Purchaser, as to the matters contained in the preceding sentence and as to such other matters as the Ryan Family Purchaser may reasonably request.

            (v)  If, after compliance with the foregoing provisions of this Section 4(a) the Ryan Family Stockholders and the Ryan Family Affiliates, taken together, fail to purchase all of the Ryan Family Shares proposed to be Transferred by the Ryan Family Transferor, then for a period of 15 days commencing on the date that none of Ryan Family Stockholders or any Ryan Family Affiliates remain entitled to exercise their respective rights to purchase any offered Ryan Family Shares in accordance with the foregoing provisions of this Section 4(a)(i), the Ryan Family Transferor may Transfer any of the Ryan Family Shares described in the Notice of Transfer which the Ryan Family Stockholders or any Ryan Family Affiliates are not purchasing; provided, however, that any such Transfer must be made upon the terms and conditions set forth in the Notice of Transfer, except that the price shall be equal to the greater of (i) the Fair Market Value of such Ryan Family Shares on the date of such Transfer and (ii) price set forth in the Notice of Transfer. All Ryan Family Shares so Transferred shall no longer be subject to this Agreement. If the Ryan Family Transferor shall not consummate the Transfer of such remaining Ryan Family Shares within such 15-day period, such Ryan Family Shares shall remain subject to the provisions of this Agreement and the Ryan Family Transferor shall not thereafter Transfer any such Ryan Family Shares to any Person without again first complying with all of the provisions of this Agreement.

          (b)  Notwithstanding anything contained herein to the contrary, a Ryan Family Stockholder may Transfer Ryan Family Shares to any other Ryan Family Stockholder without complying with the provisions of Section 4(a).

          (c)  Notwithstanding anything contained herein to the contrary, a Ryan Family Stockholder may Transfer Ryan Family Shares to any Ryan Family Affiliate or organization that qualifies as a tax exempt organization pursuant to 501(c)(3) of the Internal Revenue Code of 1986 without complying with the provisions of Section 4(a); provided, however, that such Ryan Family Affiliate or organization shall sign a counterpart of this Agreement, agreeing to be a Subject Shareholder bound by the provisions hereof; provided, further, that if a person or entity constitutes a Ryan Family Affiliate solely because of a spousal relationship involving a lineal descendant of PGR or SWR (a "Marriage Affiliate"), (i) such Marriage Affiliate must deliver a Notice of Transfer within 30 days (or, if such Marriage Affiliate shall fail to deliver such Notice of Transfer within such 30 day period, any Ryan Family Stockholder may deliver on such Marriage Affiliate's behalf) of

  (A) the death or divorce of such lineal descendant with respect to all Ryan Family Shares owned by such Marriage Affiliate immediately prior to such death or divorce and (B) the receipt of any Ryan Family Shares by such Marriage Affiliate as a result of such death or divorce with respect to such Ryan Family Shares so received, (ii) the Ryan Family Shares subject to a Notice of Transfer required by (i) shall be considered the subject of a proposed Transfer at the Fair Market Value, and (iii) Section 4(a) shall apply to all such Ryan Family Shares subject to a Notice of Transfer required by (i) except that a period of 60 days shall be substituted for any reference to a period of days in such Section 4(a).

          (d)  Notwithstanding anything contained herein to the contrary, a Ryan Family Stockholder may pledge, hypothecate or encumber Ryan Family Shares, to the extent such pledge, hypothecation or encumbrance is made to a party pursuant to a bona fide pledge, hypothecation or encumbrance of such Ryan Family Shares as collateral security for indebtedness due to such party (the "Bona Fide Pledgee"), provided that (i) upon any release or termination of such pledge, hypothecation or encumbrance, such shares shall continue to constitute Ryan Family Shares and the holder of such Ryan Family Shares shall be subject to the terms of this Agreement and (ii) in the event of foreclosure or other similar action (including, with respect to indebtedness incurred pursuant to a loan agreement or credit facility entered into on or prior to the date of this Agreement, any other sale or transfer of such shares at a time when the lender is entitled to exercise its right to foreclose and sell such pledged shares under the terms and conditions of the pledge, security or similar agreement related to such loan agreement or credit facility where the proceeds therefrom will be used to satisfy such indebtedness (and costs and expenses payable by the borrower pursuant to such loan agreement or credit facility) upon a default of the borrower's obligations under the terms of such loan agreement or credit facility) by the Bona Fide Pledgee, any such pledged shares may be transferred in any manner permitted by law free and clear of all terms, conditions and restrictions contained in this Agreement.

          (e)  (i) The "Fair Market Value" of a share of Aon Common Stock or CSC Common Stock, as the case may be, shall be the average of the per share daily prices on the New York Stock Exchange of Aon Common Stock or CSC Common Stock, as the case may be, as reported in the New York Stock Exchange Composite Transactions (on the Transaction Reporting System operated by the Consolidated Tape Association) during the 20 consecutive trading days ending on the day prior to (i) Notice of the Transfer in the case of a Ryan Family Stockholder or Ryan Family Affiliate, or (ii) consummation of a Transfer to any other Person pursuant to Section 4(a)(v) above.

            (ii)  "Ryan Family Affiliate" means (A) PGR, SWR and any of the lineal descendants, spouses of lineal descendants and lineal descendants of such spouses, including adoptive children of each of such persons, of PGR or SWR, (B) the custodian under any Uniform Transfers to Minors Act or similar law for a minor who is a person described in (A), (C) a trust (including a voting trust) of which one or more persons described in (A) or organizations that qualify as a tax exempt organization pursuant to 501(c)(3) of the Internal Revenue Code of 1986 are the primary beneficiaries, (D) a corporation of which one or more Ryan Family Affiliates collectively beneficially own a majority of the combined voting power of the outstanding capital stock entitled to vote for the election of directors, a partnership of which one or more Ryan Family Affiliates collectively beneficially own a majority of the partnership interests entitled to participate in the management of the partnership, a member managed limited liability company of which one or more Ryan Family Affiliates collectively beneficially own a majority of the outstanding member interests entitled to participate in the management of the limited liability company, or a manager managed limited liability company of which a majority of the managers entitled to participate in decisions with respect to the voting or disposition by the limited liability company of the Restricted Shares (as defined in the Stock Restriction Agreement) are Ryan Family Affiliates, (E) the estate of a person described in

    (A), or the executor, administrator or personal representative of the estate of a person described in (A), (F) the guardian, conservator, or custodian of a person described in (A) adjudged disabled by a court of competent jurisdiction, (G) a nominee of a person described in (A), provided such person described in (A) possesses the power to direct the voting and disposition of the Restricted Shares placed in the nominee's name, and (H) any organization that qualifies as a tax exempt organization pursuant to 501(c)(3) of the Internal Revenue Code of 1986 who receives Restricted Shares.

            (iii)  "Transfer" means any change in the record or beneficial ownership of any Ryan Family Share, whether made voluntarily or involuntarily by operation of law.

            (iv)  "Person" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, individual or other entity, and the heirs, executors, administrations, legal representatives, successors and assigns of such person, as the context may require.

          (f)    No provision of this Section 4 shall be interpreted in any manner to limit, restrict or curtail the rights and obligations set forth in the Stock Restriction Agreement (as defined in the Merger Agreement) of any of the parties hereto or thereto.

          (g)  Notwithstanding anything contained herein to the contrary, a Ryan Family Stockholder may Transfer Ryan Family Shares without complying with the provisions of Section 4(a) if such Ryan Family Stockholder must repay all or any portion of any debt incurred or guaranteed by such Ryan Family Stockholder in favor of a person or entity other than a Ryan Family Stockholder and such Ryan Family Stockholder determines, in his, hers or its sole discretion, that such Transfer is necessary or appropriate to raise funds to allow such Ryan Family Stockholder to do so. Any Ryan Family Stockholder making a Transfer pursuant to this Section 4(g) shall notify the other Ryan Family Stockholders of such Transfer in writing within 30 days after such Transfer, specifying the number of Ryan Family Shares Transferred, the Transferee (if the Transfer is not through a public sale) and the price per share received upon Transfer. Any shares Transferred in accordance with this Section 4(g) shall be free and clear of all terms, conditions and restrictions contained in this Agreement.

        5.    Termination.    This Agreement shall terminate in its entirety on the death of PGR.

        6.    Legend.    The Ryan Family Stockholders acknowledge that the certificates representing the Ryan Family Shares shall contain the legend in Section 2.3(c) of the Merger Agreement.

        7.    General.

          (a)    Successors and Assigns.    Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          (b)    Governing Law.    THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF ILLINOIS WITHOUT APPLICATION TO THE PRINCIPLES OF CONFLICTS OF LAWS.

          (c)    Dispute Resolution.    The parties agree that any and all disputes, claims or controversies arising out of or relating to this Agreement that are not resolved by their mutual agreement shall be submitted to final and binding arbitration before JAMS, or its successor, pursuant to the United States Arbitration Act, 9 U.S.C. Sec. 1 et seq. Any party may commence the arbitration process called for in this Agreement by filing a written demand for arbitration with JAMS, with a copy to the other party. The arbitration will be conducted in accordance with the provisions of JAMS' Comprehensive Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration. The parties will cooperate with JAMS and with one another in selecting an arbitrator from JAMS' panel of neutrals, and in scheduling the arbitration proceedings. The parties covenant that they will participate in the arbitration in good faith, and that they will share equally in its costs. The provisions of this Section may be enforced by any court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys fees, to be paid by the party against whom enforcement is ordered.

  NOTICE: By signing this Agreement, each party is agreeing to have all disputes, claims or controversies arising out of or relating to this Agreement decided by neutral arbitration, and each party is giving up any rights such party might possess to have those matters litigated in a court or jury trial. By signing this Agreement, each party is giving up such party's judicial rights to discovery and appeal except to the extent that they are specifically provided for under this Agreement. If any party refuses to submit to arbitration after agreeing to this provision, such party may be compelled to arbitrate under federal or state law. Each party's agreement to this arbitration provision is voluntary.

          (d)    Counterparts.    This Agreement may be executed in one or any number of counterparts, each of which, once so executed, shall be deemed to be an original, and such counterparts together shall constitute and be one and the same instrument binding on all the parties hereto. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original signature for all purposes.

          (e)    Interpretation of Certain Terms.    Any words herein used in the singular shall denote the plural as the context so requires and, when used herein in the plural shall denote the singular as the context so requires. Pronouns used herein, whether masculine, feminine, or neuter, shall be interpreted as the context so requires. The word "including" shall mean "including, without limitation," and thus indicate part of a larger whole; but shall not be interpreted as indicating the stated limits or extremes. Any reference to any federal, state, or local law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

          (f)    Titles and Subtitles.    The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          (g)    Notices.    Any communications required or desired to be given hereunder shall be given in writing and will be deemed to have been properly given on the date of delivery if delivered in person or on the earlier of actual receipt or three (3) business days after the date of mailing if mailed by registered or certified mail, first class postage prepaid, return receipt requested, to a party hereto at the following address, or at such other address as such party may advise the other in writing from time to time:

        Notice to any of the Ryan Family Stockholders:

    Patrick G. Ryan
    c/o Ryan Enterprises Group
    19th Floor
    200 East Randolph Street
    Chicago, Illinois 60601
    Telecopy: (312) 381-2301

        with a copy to:

    Sidley Austin Brown & Wood
    Bank One Plaza
    10 South Dearborn Street
    Chicago, Illinois 60603
    Attn: Dennis V. Osimitz
    Telecopy: (312) 853-7036

          (h)    Expenses.    If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

          (i)    Amendments and Waiver.    Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of PGR, PGR Trust, and a majority of the Ryan Family Stockholders affected by such amendment or waiver.

          (j)    Severability.    If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

        IN WITNESS WHEREOF, this Amended and Restated Agreement has been executed by the parties hereto as of the day and year first above written.

/s/ PATRICK G. RYAN Patrick G. Ryan
/s/ SHIRLEY W. RYAN Shirley W. Ryan
/s/ PATRICK G. RYAN, JR. Patrick G. Ryan, Jr.
/s/ ROBERT J.W. RYAN Robert J.W. Ryan
CORBETT M.W. RYAN LIVING TRUST DATED JULY 13, 2001
/s/ SHIRLEY W. RYAN Shirley W. Ryan, Trustee
PATRICK G. RYAN LIVING TRUST DATED JULY 10, 2001
/s/ PATRICK G. RYAN Patrick G. Ryan, Trustee
SHIRLEY W. RYAN LIVING TRUST DATED JULY 10, 2001
/s/ SHIRLEY W. RYAN Shirley W. Ryan, Trustee
/s/ PATRICK G. RYAN Patrick G. Ryan, Trustee
2001 RYAN ANNUITY TRUST DATED APRIL 20, 2001
/s/ SHIRLEY W. RYAN Shirley W. Ryan, Trustee
FAMILY GST TRUST UNDER THE PGR 2000 TRUST DATED NOVEMBER 22, 2000
/s/ SHIRLEY W. RYAN Shirley W. Ryan, Trustee

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SECOND AMENDED AND RESTATED IRREVOCABLE STOCKHOLDERS' VOTING AGREEMENT AND PROXY